Filed by Canadian Superior Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Canada Southern Petroleum Ltd.
Commission File No. : 333-135127

For Immediate Release	July 31, 2006
Canadian Superior Filing Amended Offer Including Tradable Arctic Royalty Trust Units
For Canada Southern Petroleum Ltd.
CALGARY, ALBERTA—(CCNMatthews — July 31, 2006) — Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta, Canada further announced today that the 25% net profit interest component of its offer for the shares of Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF) (TSX:CSW) pertaining to Canada Southern’s Natural Gas will subject to regulatory approval, be comprised of separately tradable Arctic Royalty Trust Units (“ART’s”) that will be registered securities. Last week, Canadian Superior extended its previous offer for Canada Southern and is in the process of amending its bid for the takeover of Canada Southern. The filing of the amended bid is expected to be completed by Friday August 4, 2006 with all applicable regulatory authorities. As announced on July 26, 2006, Canadian Superior is amending its offer for Canada Southern with a new bid that is estimated to be worth Cdn $17.10 per share (US $14.97) for Canada Southern. The revised bid is comprised of 2.0 shares of Canadian Superior, Cdn $2.50 cash and a 25% net profit interest, in the form of Arctic Royalty Trust Security Units, in approximately up to 927 bcfe of natural gas, being the estimated net amount of natural gas Canada Southern attributes to its interest in the Canadian Arctic Islands.
Canadian Oil Sands Limited’s (“Canadian Oil Sands’”) (TSX:COS.UN) is currently offering Canada Southern shareholders US $13.10 (approximately Cdn $14.81) and their bids expires 8:00 a.m. (MST) on August 1, 2006.
Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, offshore Trinidad and Tobago and offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s Western Canadian Operations, Trinidad and Tobago holdings and Canadian Superior’s offshore Nova Scotia interests.
This news release may be deemed to be solicitation material in respect of Canadian Superior’s tender offer for the outstanding common shares of Canada Southern. On June 19, 2006, Canadian Superior filed the following documents with the United States Securities and Exchange Commission (the “SEC”) in connection with its offer to purchase the outstanding common shares of Canada Southern: (1) a Registration Statement on Form F-10 (containing an offer to purchase and take-over bid circular), and (2) a tender offer statement on Schedule T-O.

Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents that have been filed or that will be filed with the SEC. These documents contain important information and are available without charge on the SEC’s website at www.sec.gov and may be obtained from the SEC by telephoning 1-800-SEC-0330. Free copies of these documents may be also obtained by directing a request to Canadian Superior at the address and telephone number below, attention Corporate Secretary.
This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or services.
Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canadian Superior, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in Canadian Superior’s annual report on Form 40-F on file with the SEC and Canadian Superior’s Offer to Purchase and Circular, which has been filed as part of a Schedule T-O on file with the SEC.
FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:
Canadian Superior Energy Inc.
Suite 3300, 400 — 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374
www.cansup.com

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